BD 3/15

SECURIT 05038333 SION

RECEIVED FEB 28 2005 185 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PICTET OVERSEAS INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2900
(No. and Street)

Montreal	Quebec	H3A 3J6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parsons / Mary Zavitsanos — (514) 350-6263 / 6232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 3-16

OATH OR AFFIRMATION

I, David Parsons / Mary Zavitsanos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PICTET OVERSEAS INC.**, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer & Secretary / Senior Vice President
Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pictet Overseas Inc.

Financial Statements
December 31, 2004
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 21, 2005

Auditors' Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the balance sheet of **Pictet Overseas Inc.** as at December 31, 2004 and the statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital for the year ended December 31, 2004, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Pictet Overseas Inc.

Balance Sheet

As at December 31, 2004

(expressed in U.S. dollars)

	2004 $	2003 $
Assets		
Current assets		
Cash (note 3)	472,565	172,493
Short-term deposits	5,000,000	4,989,769
Accounts receivable (note 3)	160,390	134,174
Income taxes recoverable	21,904	72,029
	5,654,859	5,368,465
Boston Stock Exchange Seat	800	800
Boston Stock Exchange Clearing Fund Deposit	6,000	6,000
	5,661,659	5,375,265
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	230,776	1,480,232
Shareholder's Equity		
Capital stock (note 5)	5,000,000	5,000,000
Retained earnings (deficit)	430,883	(1,104,967)
	5,430,883	3,895,033
	5,661,659	5,375,265

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

_______________________ Director _______________________ Director

Pictet Overseas Inc.

Statement of Earnings and Retained Earnings

For the year ended December 31, 2004

(expressed in U.S. dollars)

	2004 $	2003 $
Revenue		
Commissions earned (note 3)	7,502,898	7,519,062
Trade execution services (note 3)	460,248	526,325
Research services	-	34,200
Interest	58,307	48,386
	8,021,453	8,127,973
Expenses		
Salaries and related expenses	1,405,522	2,584,597
Commissions (note 3)	3,000,749	3,007,626
Investment advisory fees	71	8,380
Professional fees	30,582	32,656
Insurance	4,233	3,930
General	458,957	650,849
Management fees (note 3)	899,542	751,906
Research fees	-	7,594
Consulting fees	-	127,431
Referral fees (includes solicitation and research fees)	6,853	89,794
Marketing expenses	-	101,048
Stock exchange fees	472,461	296,259
Information services	109,298	131,835
Licences and software	40,904	29,261
Telecommunications	15,415	11,398
Membership fees	44,598	39,051
Foreign exchange loss (gain)	(32,804)	33,176
	6,456,381	7,906,791
Earnings before income taxes	1,565,072	221,182
Provision for income taxes	29,222	-
Net earnings for the year	1,535,850	221,182
Deficit – Beginning of year	(1,104,967)	(1,326,149)
Retained earnings (deficit) – End of year	430,883	(1,104,967)

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2004

(expressed in U.S. dollars)

	2004 $	2003 $
Cash flows from		
Operating activities		
Net earnings for the year	1,535,850	221,182
Changes in non-cash working capital items		
Decrease (increase) in accounts receivable	(26,216)	262,767
Decrease in income taxes recoverable	50,125	17,617
Increase (decrease) in accounts payable and accrued liabilities	(1,249,456)	92,906
Increase in cash and cash equivalents during the year	310,303	594,472
Cash and cash equivalents – Beginning of year	5,162,262	4,567,790
Cash and cash equivalents – End of year	5,472,565	5,162,262
Cash and cash equivalents consist of:		
Cash	472,565	172,493
Short-term deposits	5,000,000	4,989,769
	5,472,565	5,162,262
Supplementary information		
Interest received	58,307	48,386
Income taxes paid (recovered)	(20,903)	17,617

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1 Incorporation and nature of business

The company was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose principal entity is Pictet et Cie. The company's business activities include marketing European securities and North American trade execution services for equities and options. In 2005, the company intends to cease to provide Swiss and European equity research.

2 Significant accounting policies

Basis of presentation

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less short-term operating loans. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Boston Stock Exchange Seat

The Boston Stock Exchange Seat is accounted for at the lower of cost and net realizable value.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company is eligible for various tax credits with respect to qualifying International Financial Center activities. These credits were accounted for as a reduction of the related costs to which they pertain.

Foreign currency translation

These financial statements have been prepared in U.S. dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of earnings.

(expressed in U.S. dollars)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet et Cie.

The statement of earnings and retained earnings includes the following related party transactions:

	2004 **$**	**2003** **$**
Revenue		
Trade execution services	460,248	526,325
Expenses		
Commissions	3,000,749	3,007,626
Management fees	899,542	751,906
Stock exchange fees	-	296,259

Commissions earned are collected by Pictet et Cie at the settlement date and remitted to the company.

Cash includes deposits with an affiliated company of nil (2003 – $2,088). Accounts receivable include balances due from related parties in the amount of $43,316 (2003 – $51,379). Accounts payable include balances due to related parties in the amount of nil (2003 – $322,673).

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

(expressed in U.S. dollars)

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2004 $	2003 $
Accrued compensation	46,211	1,046,712
Other	184,565	433,520
	230,776	1,480,232

5 Capital stock

Authorized, unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, without entitlement to a dividend, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

	2004 $	2003 $
2,500,000 Class D preferred shares	2,500,000	2,500,000
2,500,000 Class A common shares	2,500,000	2,500,000
	5,000,000	5,000,000

(expressed in U.S. dollars)

6 Income taxes

The company has accumulated losses for Federal tax purposes of CA$1,166,000 which may be carried forward and used to reduce taxable income in future years and for which no future tax benefit has been recognized in the accounts. These losses may be claimed in years ending no later than:

	CA$
December 31, 2009	657,000
December 31, 2010	509,000
	1,166,000

7 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with financial institutions under common control or with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

(expressed in U.S. dollars)

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2004 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed interest rate – 2.2% (weighted average)
Accounts receivable	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Boston Stock Exchange Clearing Fund Deposit	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

8 Capital requirements

The company is a member of National Association of Securities Dealers, Inc. and as such is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934 (the "Act"). This rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act.

At December 31, 2004, the company's aggregate indebtedness and net capital were $230,776 and $5,241,754 (2003 – $1,480,232 and $3,679,942) respectively, giving a ratio of 4.4% (2003 – 40%).

Pictet Overseas Inc.

Schedule of Computation of Net Capital

For the year ended December 31, 2004

(expressed in U.S. dollars)

	2004 $	2003 $
Net capital		
Capital stock	5,000,000	5,000,000
Retained earnings (deficit)	430,883	(1,104,967)
	5,430,883	3,895,033
Cash with related parties and petty cash	35	2,088
Accounts receivable less non-allowable assets	160,390	134,174
Income taxes recoverable	21,904	72,029
Other assets	6,800	6,800
	189,129	215,091
	5,241,754	3,679,942
Aggregate indebtedness		
Accounts payable and accrued liabilities	230,776	1,480,232
Ratio of aggregate indebtedness to net capital	4.4%	40%

Pictet Overseas Inc.

Supplementary Report on
Computation of Net Capital
For the year ended December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 24, 2005

Chartered Accountants' Supplementary Report on Computation of Net Capital

To the Board of Directors of
Pictet Overseas Inc.

In connection with Rule 17a-5(a) of the Securities Exchange Act of 1934, we have performed the following procedure with respect to Form X-17a-5, Part II of the Financial and Operational Combined Uniform Single Report ("Focus Report") of **Pictet Overseas Inc.** (the "company") as at December 31, 2004:

> As required under Rule 17a-5(d)(4) of the Securities Exchange Act of 1934, we compared the computation of net capital under Rule 15c 3-1, included as a schedule with the audited financial statements, and the corresponding unaudited most recent Part IIA filing of Form X-17a-5 of the Focus Report dated February 24, 2005 and found them to be materially in agreement.

As a result of applying the above procedure, we did not identify any amounts that were materially different between the Focus Report and the audited financial statements of the company as at December 31, 2004 and the schedule of computation of net capital as at December 31, 2004. However, the above procedure does not constitute an audit and accordingly we do not express an opinion on the Focus Report referred to above as at December 31, 2004.

Our procedures were conducted solely to assist you in complying with Rule 17a-5(d)(4), and our report is not to be used for any other purpose.

PricewaterhouseCoopers LLP

Chartered Accountants

Pictet Overseas Inc.

Supplementary Report on
Internal Accounting Control
For the year ended December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 21, 2005

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of
Pictet Overseas Inc.

As part of our audit of the financial statements of **Pictet Overseas Inc.** as at December 31, 2004 on which we reported under date of February 21, 2005, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material weaknesses in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material weakness. For the purposes of this report, material weakness is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Pictet Overseas Inc. and the National Association of Securities Dealers, Inc. and is not to be used by any other party.

PricewaterhouseCoopers LLP

Chartered Accountants